                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                             (Amendment No. ___)(1)

                           White Cap Industries, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   963505 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)


(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 963505 10 2                 13G                      Page 2 of 8 Pages


================================================================================
   1      NAME OF REPORTING PERSON

          KRG CAPITAL PARTNERS, LLC
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  84-1377547
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                       (a)   [ ]
                                                                       (b)   [X]
--------------------------------------------------------------------------------
   3      SEC USE ONLY


--------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          Colorado
--------------------------------------------------------------------------------
          NUMBER OF               5     SOLE VOTING POWER

           SHARES                       1,629,074
                             ---------------------------------------------------
         BENEFICIALLY             6     SHARED VOTING POWER

          OWNED BY                      None
                             ---------------------------------------------------
             EACH                 7     SOLE DISPOSITIVE POWER

          REPORTING                     None
                             ---------------------------------------------------
            PERSON                8     SHARED DISPOSITIVE POWER

             WITH                       None
--------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,629,074
--------------------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                             [ ]
--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          16.4%
--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON*

          PN
================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 963505 10 2                 13G                      Page 3 of 8 Pages

================================================================================
   1      NAME OF REPORTING PERSON

          MEMBERS OF KRG CAPITAL INVESTMENTS II, LLC
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
          NUMBER OF               5     SOLE VOTING POWER

           SHARES                       None
                            ----------------------------------------------------
         BENEFICIALLY             6     SHARED VOTING POWER

           OWNED BY                     None
                            ----------------------------------------------------
             EACH                 7     SOLE DISPOSITIVE POWER

          REPORTING                     1,629,074
                            ----------------------------------------------------
            PERSON                8     SHARED DISPOSITIVE POWER

             WITH                       None
--------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,629,074
--------------------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                             [ ]
--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          16.4%
--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON*

          IN
================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G


ITEM 1(a).     NAME OF ISSUER:

               White Cap Industries, Inc.

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               3120 Airway Avenue
               Costa Mesa, California  92626

ITEM 2(a).     NAME OF PERSON FILING:

                      This Schedule 13G is being jointly filed by each of the
               following persons pursuant to Rule 13d-(1)(f) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"): (i) KRG Capital Partners, LLC ("KRG Capital"), a Colorado limited liability company, by virtue of its voting control of 1,629,074 shares of common stock, par value $.01 per share (the "Common Stock"), of White Cap Industries, Inc. (the "Company"); (ii) the members (the "Members") of KRG Capital Investments II, LLC ("KRG II"), a Colorado limited liability company, by virtue of their beneficial ownership of 1,629,074 shares of Common Stock. KRG Capital and the Members are hereinafter collectively referred to as the "Reporting Persons." The Reporting Persons have entered into a Joint Filing Agreement, dated February __, 1998, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(f)(1) under the Act.

                      The Reporting Persons may be deemed to constitute a
               "group" for purposes of Section 13(d)(3) of the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13G.

ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                      The address of the principal business office of each of
               the Reporting Persons is c/o KRG Capital Partners, LLC, 370 Seventeenth Street, Suite 2300, Denver, Colorado 80208.

ITEM 2(c).     CITIZENSHIP:

                      KRG Capital is a limited liability company organized under the laws of the State of Colorado; the Members are citizens of the United States and trusts established under the laws of various states.

ITEM 2(d).     TITLE OF CLASS OF SECURITIES:

               Common Stock, par value $.01 per share.

ITEM 2(e).     CUSIP NO.:

               963505 10 2

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

               Not Applicable.

ITEM 4.        OWNERSHIP:

               (a)-(c). Each Reporting Person named in response to Item 2 hereof has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the Common Stock as follows:

                      KRG Capital. Pursuant to an agreement with the Members,
               KRG Capital has the sole right to vote the 1,629,074 shares of Common Stock held by the Members, which constitutes 16.4% of the outstanding Common Stock. The filing of this Schedule 13G by KRG Capital shall not be considered an admission that KRG Capital is, for the purpose of Section 13(g) of the Act, the beneficial owner of such shares held by the Members.

                      Members of KRG II. Each of the Members has the sole right
               to dispose or direct the disposition of the number of shares set forth opposite such Member's name on Schedule A hereto. Each of the Members disclaims beneficial ownership of all the shares of Common Stock held by other Members, other than immediate family members or family trusts.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

               Not Applicable.

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

               See Response to Item 4.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
               COMPANY:

               Not Applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

               Not Applicable.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP:

               Not Applicable.

ITEM 10.       CERTIFICATION:

               Not Applicable.

                                    SIGNATURE

               After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date: MARCH 3, 1998

                                        KRG CAPITAL PARTNERS, LLC
                                             (FOR ITSELF AND FOR THE MEMBERS
                                             PURSUANT TO POWER OF ATTORNEY)


                                        By: \s\      Bruce Rogers
                                            ------------------------------------
                                            Bruce Rogers
                                            Managing Director

                                                                       EXHIBIT A
                                                                       ---------


                     AGREEMENT REGARDING THE JOINT FILING OF
                                  SCHEDULE 13G

                              ---------------------


The undersigned hereby agree as follows:

               (i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

               (ii) Each of them is responsible for the timely filing of such
Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: MARCH 3, 1998

                                        KRG CAPITAL PARTNERS, LLC

                                             (FOR ITSELF AND FOR THE MEMBERS
                                             PURSUANT TO POWER OF ATTORNEY)



                                        By: \s\      Bruce Rogers
                                            ------------------------------------
                                            Bruce Rogers
                                            Managing Director

                                   SCHEDULE A


SH TAX ID NUMBER               NAME                                                      BALANCE HELD
###-##-####                    Steven M. Bathgate                                               4,311
###-##-####                    Carylyn K. Bell                                                 10,285
###-##-####                    D. Randall Blank                                                 9,455
###-##-####/###-##-####        John J. Borer, III and Cynthia A. Van Osch                       7,439
###-##-####                    Roger T. Felthoven                                               4,311
###-##-####                    Harry E. Gwirtsman                                                 237
###-##-####                    Helen Gwirtsman                                                  4,089
###-##-####                    Joseph J. Gwirtsman                                              5,303
###-##-####                    Stephen H. Hamrick                                               7,199
###-##-####                    Brenda K. King                                                  71,346
###-##-####                    Mark M. King                                                   217,517
81-0476122                     KKA Enterprises, Inc.                                           17,617
23-2629222                     Mathers Associates                                              80,374
###-##-####                    Mark S. Maymar and Nancy L. Maymar                               8,585
###-##-####                    MBK Children's Trust                                            24,360
###-##-####                    Sheryl B. Osten                                                  3,594
###-##-####                    Julian F. Reichman                                               3,815
###-##-####/###-##-####        Bruce L. Rogers and Sally K. Rogers, Ten in Common             225,303
23-2754626                     Skippack Partners                                                8,086
84-6291627                     AM Trust                                                       122,496
###-##-####                    Andrew J. Gwirtsman                                             13,230
###-##-####                    Ann M. Fox                                                       1,740
###-##-####                    Arthur R. Miller                                                12,211
84-6319096                     Barry Bank Irrevocable Trust                                     2,610
###-##-####                    Brenda A. Rogers                                                 1,740
###-##-####                    Bruce L. Rogers, Custodian for Madison Ann Rogers                  174
84-1363522                     Capital Resources Growth, Inc.                                 208,800
###-##-####                    Carole A. Haase                                                  1,740
###-##-####                    Carylyn K. Bell, Custodian For Caitlyn Bell                        174
###-##-####/###-##-####        Charles R. Gwirtsman and Nancy J. Reichman                      93,707
36-3393607                     CRL, Inc.                                                      122,496
###-##-####                    Daniel L. Gwirtsman                                             13,230
###-##-####                    Darren J. Dines                                                  4,524
###-##-####                    Darren R. Hensley                                                  497
###-##-####                    Diane M. Rodwell                                                 1,740
###-##-####                    Harry E. Gwirtsman, custodian for Benjamin                       1,653
                               Elliott Gwirtsman, UTMA, age 21
###-##-####                    Harry E. Gwirtsman, custodian for Gabriel Thomas                 1,653
                               Gwirtsman, UTMA, age 21
###-##-####                    Harry E. Gwirtsman, custodian for Mia Erin                       1,653
                               Gwirtsman, UTMA, age 21
###-##-####                    Jacob Bank                                                       2,806
###-##-####                    John E. Hayes, III                                               1,952
###-##-####                    Jonathan P. Johnson                                             12,211
###-##-####                    Kevin A. Cudney                                                  4,899
###-##-####                    Kimie L. and Bradley James Kreidle, Custodians                     174
                               for Katherine Gail Kreidle

SH TAX ID NUMBER               NAME                                                      BALANCE HELD
47-6023978                     Kutak Rock 401(k) Profit Sharing Plan - M. Lou                  12,211
                               Raders Division 32-329-932
###-##-####                    Lance Balk                                                       9,761
###-##-####                    Lee W. Dines                                                    72,968
###-##-####                    Lee W. Dines, Jr.                                                4,524
###-##-####                    Lewis P. Rogers                                                  1,740
###-##-####                    Martha Louise Hagerty                                            3,636
###-##-####/###-##-####        Michael K. Haines and Judith A. Haines                          13,081
###-##-####                    Nancy J. Reichman                                               45,901
###-##-####                    Peter M. Dines                                                   4,524
###-##-####                    Philip E. Johnson                                               12,211
###-##-####                    Piper Jaffray as Custodian FBO Jonathan P.                      12,211
                               Johnson IRA
###-##-####/###-##-####        Robert C. Lewis and Carylyn B. Lewis, Ten in Common              1,740
###-##-####                    Rogers Family Trust                                             26,100
84-6318743                     Rosalind Bank Irrevocable Trust                                  2,610
###-##-####                    Sally K. Rogers                                                  3,480
###-##-####                    Sally K. Rogers Trust                                           43,500
84-6287974                     Sara Elizabeth Cudney Trust                                        435
23-2620168                     Skippack Capital Corp.                                             649
84-6287975                     Terence William Cudeny Trust                                       435
84-1435328                     The College Fund, LLC                                            2,449
84-6284474                     Trust fbo Drew P. Dines under Art 1.8 of Carla*                  4,524
84-6284475                     Trust fbo Jeffrey F. Dines under Art 1.8 of Carla*               4,524
84-6284479                     Trust fbo Kevn C. Dines under Art 1.9 of Carla*                  4,524
                                                                                            =========
                                       TOTAL                                                1,629,074




*W. Lewis 87 Trust U/A dtd 6/19/87, Lee W. Dines, Trustee


                                        9